Exhibit 15

iPO Update: Fundrise ranked #35 on Inc. 5000

Dear [name],

I’m excited to announce that this year Fundrise earned a spot on the Inc. 5000 list of the fastest growing private companies in the country. Our estimated three-year revenue growth of 7,340% ranked us 35th out of 5000 companies overall — and #1 in the financial services/fintech industry.

Given our relative size, it’s worth taking this number with a grain of salt (growth percentages are often larger for smaller companies). Nonetheless, I do believe the growth and our ranking on the Inc. 5000 list are indicative of the value being created for our iPO investors.

That said — if you’ve been with us long enough, you know that we try not to be distracted by short-term growth stats. Instead, we maintain the importance of sustainable growth with the belief that companies who headily take on greater risk for headline growth performance are likely to burn out. And, as history has shown, this is especially true in the world of finance.

I firmly believe that, in the end, what will make Fundrise a success (for all our investors) isn’t just our growth curve, but the product we create and the services we provide. The combination of cutting-edge tech with hyper-efficient vertical integration has enabled us to create a uniquely simple, low-cost platform, helping investors earn more money with greater transparency. And as we grow, we believe our model is engineered to operate even more efficiently at scale, which in turn can generate even greater value for the company and, in turn, for you as an iPO investor.

This long-term, product-focused approach is central to our everyday decision making; it’s what drives our commitment to investing in only the highest-quality projects, and our obsession with constantly improving the platform experience. Growth is important, but only inasmuch as it reflects the quality of the product we provide to our investors.

Together, as owners of the company, we all continue to benefit from a growing macro-economic environment. Although our concerns about being late in the cycle remain, the last six months have proven to be our most successful on an absolute basis in almost every key metric we track.

Going into the fall, you can expect to receive a more in depth update when we file our semi-annual report, at which time we plan on sharing with you a detailed analysis of the company’s operations over the first half of the year.

Till then onward,

Ben

P.S. In case you missed it, this year we were also named to Forbes’ Fintech 50 list for the third year in a row, as well as one of The Washington Post’s Top Workplaces of 2018.

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